Exhibit 1

CANADIAN SUPERIOR ENERGY INC.

RENEWAL ANNUAL INFORMATION FORM

(Except as otherwise noted the
information herein is given
as at December 31, 2002)

DATED AS OF April 30, 2003

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS
ABBREVIATIONS
CONVERSION
THE CORPORATION
Name and Incorporation
Intercorporate Relationships
GENERAL DEVELOPMENT OF THE BUSINESS
History
Acquisitions and Dispositions
Oil and Gas Industry Trends
NARRATIVE DESCRIPTION OF THE BUSINESS
General
Principal Oil and Gas Properties
Oil and Gas Operations, Excluding the El Paso Properties
Oil and Gas Operations, El Paso Properties
Reconciliation of Reserves
Future Commitments
Exploration and Development
SELECTED FINANCIAL INFORMATION
Current and Annual Information
Dividends
FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
Corporate Cease Trade Orders or Bankruptcies
Penalties or Sanctions
Personal Bankruptcies
Conflicts of Interest
ADDITIONAL INFORMATION

FORWARD LOOKING STATEMENTS

The corporation cautions that certain statements in this short form prospectus and the documents incorporated by reference herein including estimates of reserves, estimates of future production as well as other statements about anticipated future events or results are forward-looking statements.  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting”, and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions.  The forward-looking statements that are contained in this document and the documents incorporated by reference herein involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified in the management’s discussion and analysis incorporated by reference herein.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed in any documents incorporated by reference and to those that may be discussed as part of particular forward-looking statements.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
Bbls	barrels	Mcf	thousand cubic feet
MBbls	thousand barrels	MMcf	million cubic feet
Bcfe	billion cubic feet equivalent	Bcf	billion cubic feet
Boe/d	barrels of oil equivalent per day	Mcf/d	thousand cubic feet per day
Bopd	barrels of oil per day	MMcf/d	million cubic feet per day
Bbls/d	barrels of oil per day	M³	cubic metres
MMBbls	million barrels	MMBTU	million British Thermal Units
API	American Petroleum Institute	Gigajoule	trillion joules
MSTB	thousands of Stock Tank Barrels of oil	TCF	trillion cubic feet
	(oil volume at 60º F and 14.65 PSIA)	MMscf	million standard cubic feet
		Ngls	Natural gas liquids

Other:

BOE	Barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 10 Mcf of natural gas (this conversion factor is not based on either energy content or current prices).
$M	Thousands of dollars
$MM	Millions of dollars

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of units (or metric units).

To Convert From	To	Multiplied By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Milometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Gigajoules	MMBTU	0.950

THE CORPORATION

Name and Incorporation

Canadian Superior Energy Inc. (“Canadian Superior” or the “Corporation”) was incorporated as 297272 Alberta Ltd. by Articles of Incorporation under the Business Corporations Act (Alberta) on March 21, 1983.  Canadian Superior amended its articles:  (i) on April 27, 1993, to change its name to Kapalua Gold Mines Ltd. and to remove the private company restrictions in its articles; (ii) on November 16, 1993, to change its name to “Prize Energy Inc.” and to consolidate its issued and outstanding Common Shares on a 1-for-5 basis; and (iii) on January 19, 1999, to permit the appointment of up to one-third additional directors between annual meetings and to restate its articles in a consolidated form.  On August 24, 2000, a further amendment changed the name of the Corporation to “Canadian Superior Energy Inc.” and consolidated its issued and outstanding Common Shares on a 1-for-2 basis.

The Corporation’s head office is located at 3300, 400 — 3rd Avenue S.W., Calgary, Alberta, T2P 4H2 and registered office at 3300, 421 — 7th Avenue S.W., Calgary, Alberta, T2P 4K9.  The Corporation also has an east coast office located at 704, 1959 Upper Water Street, Halifax, Nova Scotia, B3J 3N2.

Intercorporate Relationships

The Corporation has no subsidiaries which individually represent more than 10% and in the aggregate represent more than 20% of the total consolidated assets and total consolidated revenues of the Corporation as at December 31, 2002.

GENERAL DEVELOPMENT OF THE BUSINESS

Canadian Superior is a crude oil and natural gas exploration and production company with its primary emphasis on the exploration for, and production of, crude oil and natural gas in western Canada and in the Nova Scotia offshore area.

History

The most significant events in the development of the business of Canadian Superior during the past three completed fiscal years are described below.

On April 16, 2003, Canadian Superior announced that the Canadian subsidiary of El Paso Corporation had formally elected to farm-in and participate in the drilling and development of the Corporation’s Mariner natural gas prospect offshore Nova Scotia

On April 15, 2003, Canadian Superior announced two new natural gas discoveries located on the Corporation’s East Ladyfern natural gas play.

On March 21, 2003, Canadian Superior announced that it had successfully completed the acquisition of El Paso Corporation’s Drumheller, Alberta area oil and gas assets (the “El Paso Properties”), production facilities, gas plants and undeveloped lands located in central Alberta for approximately $53.3 million, net of purchase price adjustments.

On January 22, 2003, Canadian Superior announced that the Canada-Nova Scotia Offshore Petroleum Board had completed its review and had issued its environmental approval of the Corporation’s “Environmental Assessment for Exploration Drilling in License EL 2409”.  The Corporation also announced that preparations for drilling in the “Mariner” block (EL 2409) were underway and that commencement of drilling is targeted for the end of May 2003.

On January 13, 2003, Canada Superior announced it had entered into an agreement with the Canadian division of El Paso Corporation to acquire El Paso’s Drumheller area oil and gas assets, production facilities, gas plants and undeveloped lands, effective October 1, 2002, for approximately $59.0 million, net of purchase price adjustments.

On November 18, 2002, Canadian Superior announced that it had completed an acquisition in northwest Alberta comprising 22 contiguous sections located updip of the main Ladyfern gas field.  In a subsequent announcement March 11, 2003 the Corporation announced that an initial test well located at 07 02 92 11 W6M had been successfully drilled by the Corporation to a total depth of 9,393 feet to evaluate the Slave Point formation.

On September 3, 2003 the Corporation’s Common Shares began trading on The American Stock Exchange under the symbol “SNG”.

On April 23, 2002, the Corporation announced it had entered into a joint venture with El Paso Oil and Gas Canada, Inc., an indirect subsidiary of El Paso Corporation, to develop the Corporation’s 100% owned Marquis Project and Mariner prospect land holdings in the shallow waters of the Scotian Shelf.

On February 21, 2002, the Corporation announced it had completed the wellsite surveying for its initial test well on the Corporation’s Marquis Abenaki Reef prospect located approximately 160 kilometres (100 miles) offshore Nova Scotia.

On February 8, 2002 the Corporation announced that its winter drilling program in northern Alberta and northeast British Columbia resulted in 12 natural gas discoveries and one oil discovery.

On November 7, 2001, the Corporation announced that it had selected the drilling location for its first well on the Corporation’s Marquis Abenaki Reef prospect located approximately 160 kilometres (100 miles) offshore Nova Scotia.

In November 2001, the Corporation was the successful bidder in respect of two exploration licenses totalling 822,000 acres offshore Nova Scotia at the Canada-Nova Scotia Offshore Petroleum Board’s November 1, 2001 Call For Bids.  Parcels covered by the two exploration licences were #s 1 and 4 which call for work expenditures over the next five years of $41,250,000 and $15,510,000 respectively.  These parcels are respectively known as the Mayflower and Mariner blocks.

On August 24, 2001, Canadian Superior announced that it had reached a settlement with Canadian 88 Energy Corp. (“Canadian 88”) in regard to all outstanding litigation.  As a result of the settlement the companies no longer have any long term contractual obligations to each other.

On August 2, 2001, the Common Shares of the Corporation were listed on the Toronto Stock Exchange (the “TSX”) and Canadian Superior announced the opening of a regional office in Halifax, Nova Scotia and the appointment of M.E. (Mike) Coolen as Director of east coast operations.

On June 12, 2001, the Corporation announced that, in association with Geophysical Service Incorporated (“GSI”) of Houston, Texas, it had acquired 1,100 kilometres of high-resolution seismic coverage over Canadian Superior’s offshore Nova Scotia Marquis prospects and 700 kilometres of additional high-resolution seismic data in the immediate area at an aggregate cost of approximately $2.5 million.

Effective May 1, 2001, the Corporation sold its 10% interest in its Waterton area assets in the foothills of southwest Alberta to Hunt Oil Company of Canada Inc. for $18 million.

On November 2, 2000, the Corporation acquired two exploration licences from the Canada — Nova Scotia Offshore Petroleum Board.  Land parcels #4 and #5 were acquired for work expenditure bids of $5,125,800 and $22,575,000, respectively.  These parcels are known collectively as the Marquis block.

Effective July 1, 2000, a separation agreement between the Corporation and Canadian 88 officially recognized Canadian Superior as an independent entity.  Included in the terms of separation were: (i) a requirement that Canadian Superior provide its own management, administrative and operations functions; (ii) the ability for Canadian Superior to undertake its own product marketing arrangements separate and distinct from any Canadian 88 contract requirements; and (iii) the granting of a right of first refusal to Canadian Superior on any farmout of Canadian 88 lands in western Canada.

On January 4, 2000, Canadian 88 distributed to its shareholders, in the form of a dividend, its shares of the Corporation.  As a result of this distribution, Canadian 88 no longer held a controlling position in the Corporation.

Significant Acquisitions

On March 21, 2003, Canadian Superior announced that it had successfully completed the acquisition of El Paso Corporation’s Drumheller, Alberta area oil and gas assets, production facilities, gas plants and undeveloped lands located in central Alberta for approximately $53.3 million, net of purchase price adjustments relating primarily to cash flow from operations between the effective date of the transaction (October 1, 2002) and the closing date (March 21, 2003).  The assets purchased include current production of approximately 2,600 boe/d of company operated sweet gas and light crude oil production, extensive seismic data and key infrastructure consisting of interests in three gas plants, three oil batteries, 20 production facilities and 130 km of company operated pipelines.  See “General Development of the Business - History”, “Narrative Description of the Business — Principal Oil and Gas Properties — Drumheller Asset Acquisition” and “Narrative Description of the Business — Oil and Gas Operations, El Paso Properties”.

Oil and Gas Industry Trends

The Corporation will conduct its operations in Canada in a manner consistent with environmental regulations as stipulated in provincial and federal legislation.  The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.  However, the Corporation does not anticipate that it will be subject to any increases in such expenditures which, as a percentage of cash flow, will be greater than those expected, on average, by other industry operators.  The Corporation will maintain insurance coverage where available and financially desirable in light of risk versus cost factors.  Unforeseen significant changes in such areas as markets, prices, royalties, interest rates and government regulations would have an impact on the Corporation’s future operating results and/or financial condition.

The oil and gas industry has been subject to considerable price volatility over which companies have little control, and a material decline in the price of oil and/or natural gas could result in a significant decrease in the Corporation’s future anticipated revenues.  The oil and gas industry has inherent business risks and there is no assurance that products can continue to be produced at economical rates or that produced reserves will be replaced.  Fluctuations in currency and exchange rates and changes in production volumes are daily risks in the oil and gas industry.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Competition

The oil and gas industry in Canada is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil and gas interests and the marketing of crude oil, natural gas and natural gas liquids.  The Corporation competes with other companies in this sector for the exploration and development of oil and gas reserves.  The Corporation’s primary competitors include integrated oil and gas companies and other numerous senior oil and gas companies, some of which may have greater financial and other resources than Canadian Superior.

Seasonality of Markets

The market demands for oil and gas products varies on a seasonal basis, and that variation is affected by abnormalities in temperature and precipitation in key market areas.

Environmental Protection

All aspects of the oil and gas industry present potential environmental risks and are, accordingly, subject to a variety of Canadian federal, provincial and municipal environmental regulations.  These regulatory regimes are laws of general application that apply to Canadian Superior in the same manner as they apply to other participants in the energy industry.  The Corporation anticipates spending sufficient funds on environmental expenditures in 2003 in order to comply in all material respects with all environmental requirements related to its field operations.

Human Resources

The Corporation currently has a total of 43 full-time employees, including six employees in each of the Halifax office and the Drumheller field office.

Principal Oil and Gas Properties

Canadian Superior has been working towards two parallels paths:  establishing secure cash-flow from conventional Western Canadian oil and gas assets coupled with ongoing exploration offshore Nova Scotia.

East Coast, Offshore Nova Scotia

During the past year, Canadian Superior commenced offshore Nova Scotia exploration activities with the drilling of the Corporation’s first offshore exploration well. Canadian Superior is the fourth largest public company acreage holder in the offshore Nova Scotia basin, where the Corporation holds four offshore exploration licenses, totalling approximately 933,800 acres. These four licenses are now grouped and identified as separate projects: the “Marquis Project” (2 licenses); the “Mariner Prospect” (1 license); and the “Mayflower Prospect” (1 license).  The licenses are located close to existing Sable Island project infrastructure and to planned infrastructure that is intended to supply gas to northeastern United States natural gas markets.

Marquis Project (50% Working Interest, Operated)

The Marquis Project encompasses two license areas with an aggregate of approximately 112,065 contiguous acres located in shallow water depths (180 feet) in close proximity to the existing Sable Island project producing infrastructure. In the July to September period in 2002, Canadian Superior operated the drilling of its first offshore exploration well, the Marquis L-35/L-35A well, with its partner El Paso Corporation. This well, which was drilled under budget, encountered natural gas indications in thick reservoir beds, but logging data did not confirm sufficient commercial hydrocarbons to justify the substantial costs required for testing and casing.

El Paso’s Marquis Project involvement with Canadian Superior was formalized in April 2002 with the signing of joint venture agreements for the Marquis Project. Under the Joint Venture Agreements Canadian Superior was carried for 50% of the initial $32 million of expenditures incurred in the drilling of the Marquis L-35/L-35A well. El Paso has participated in the creation of an joint venture technical team consisting of four Canadian Superior staff and three El Paso staff, housed in Canadian Superior’s East Coast offices in Halifax, Nova Scotia.

Although the Corporation’s first offshore exploration well was not a commercial success, the drilling confirmed the Jurassic, Abenaki Reef style play exists on Canadian Superior’s Marquis Project license acreage and  provides important data that directly points towards the next drilling location expected to be drilled in the next year.

Canadian Superior and El Paso Corporation plan to further delineate and define the next planned Marquis well location through the acquisition of a 3D seismic survey. The next Marquis well location will be structurally up-dip from the Marquis L-35/L35-A well in an identified porous reef trap.

Mariner Prospect (100% Working Interest, subject to Farm-in, Operated)

The Mariner Prospect was acquired at a Canada-Nova Scotia Offshore Petroleum Board Land Sale in November, 2001 based on seismic data acquired by Canadian Superior. This prospect covers 101,835 acres. Canadian Superior and El Paso jointly acquired a large high-density seismic density set for the purpose of determining a drillable feature on the Mariner Prospect in late 2002. This newly acquired data, consisting of 2,200 kilometres of high-resolution seismic, combined with the existing seismic data was processed and interpreted in detail to confirm the Mariner Prospect viability. The interpretation yielded three distinct drilling targets.

On April 16, 2003 El Paso formally committed to farm-in and participate in the drilling of this first Mariner Prospect well location. El Paso is providing Canadian Superior with a 25% carried working interest in this well.  The estimated well cost is $45 million (D&A) and $60 million completed. Canadian Superior holds an option to elect to increase its working interest to 50% by covering one third of expenditures in the Mariner Prospect well.

Permitting, engineering and procurement activities are well underway following the recently received approvals of both the Canada-Nova Scotia Benefits Plan and from Environmental Assessment. Provincial and federal guidelines for obtaining seismic data and for drilling wells offshore Nova Scotia are stringent and require long lead times for approval.

Mayflower Prospect (100% Working Interest, Operated)

The Mayflower Prospect exploration license, 100% owned by Canadian Superior, was acquired at the Canada-Nova Scotia Offshore Petroleum Board Land Sale in November, 2001 based on detailed geological and seismic data assessments conducted on the license area by the Corporation’s technical staff.  The Mayflower Prospect is located in the western portion of the Scotia Basin approximately 285 miles east of Boston, Massachusetts and in close proximity to the New England and Northeastern United States energy markets. This Mayflower Prospect license area covers 720,000 acres.

Canadian Superior has identified, based on reprocessed seismic data, extensive basin floor fans and turbidites confined in mini-basins by mobile salt diapers.  The Mayflower Prospect is targeting three large deep-water structures (1,000 to 1,500 meters water depth).

Canadian Superior intends to acquire 2D and 3D seismic on the Mayflower Prospect lands during 2003 with drilling planned for 2004.

Western Canada

In 2002, Canadian Superior continued to develop its western Canada asset base focusing on core areas in Alberta, British Columbia and Saskatchewan.  The key areas are:

(a)                                  Alberta: Ladyfern area of Northwest Alberta as well as the Venus, Windfall, Boundary Lake and Bison Lake areas;

(b)                                 Northeastern British Columbia: Parkland, Umbach and Altares, all in the Peace River Arch area; and

(c)                                  Saskatchewan: Frenchman Butte, Makwa, and Bronson areas.

The western Canadian properties are concentrated in these core areas of activity in projects ranging from low risk development to high impact, large reserves based exploration plays. Western Canadian acreage holdings were increased to 126,020 gross acres (105,269 net acres) in 2002.  See “Oil and Gas Operations, Excluding the El Paso Properties - Oil and Gas Reserves”.

During 2002, the Corporation examined its western Canadian asset mix.  The concentration of assets in winter access activity areas was identified as a vulnerability. Scheduled winter access programs had the potential to be deferred significantly if freeze-up conditions were not present in normally expected time periods. As a direct result of this examination process, the Corporation focused on evaluating production and land purchases to establish a new base of assets located in year-round accessible activity areas. This process resulted in the acquisition of El Paso’s Drumheller area assets early in 2003 See “Principal Oil and Gas Properties - Drumheller Asset Acquisition”

As at December 31, 2002, the value of the Corporation’s western Canadian assets including the Drumheller assets acquired, was approximately $89 million. The Drumheller acquisition increases the Corporation’s western Canadian land holdings to 290,430 gross acres (206,325 net acres) with a high average working interest of over 70%. Canadian Superior currently expects to achieve a 2003 exit rate production target of 5,000 boe/d.

Alberta

East Ladyfern (75-100% Working Interest, Operated)

Canadian Superior has assembled an acreage position of approximately 14,080 gross acres of lands in the Ladyfern area. A portion of these lands (6,400 acres) were acquired at the Government of Alberta’s November 13, 2002 Alberta Petroleum and Natural Gas Land Sale for a total purchase price of $1,249,740 ($195 per acre). The Corporation’s East Ladyfern play is located in northwest Alberta, 65 miles east of Fort St. John, British Columbia, up-dip from the main Ladyfern producing gas field. Detailed proprietary seismic was acquired by Canadian Superior to evaluate these lands for purchase and to facilitate the choice of the first four drilling locations. Several major Slave Point amplitude anomalies analogous to the main Ladyfern gas field have been identified through seismic on the lands.

During 2002, Canadian Superior initiated the detailed preparations for the drilling of East Ladyfern area wells. Drilling and casing of two of the four planned East Ladyfern well locations occurred in the first quarter of 2003. The first two drilled exploration wells are Slave Point natural gas discoveries.  Planning is proceeding for the drilling of two additional wells in 2003, followed by a multi-well program to develop this newly discovered field. Since East Ladyfern is a winter access only area, the Corporation intends to fully evaluate and test two discovery wells in the next drilling season.  Pipeline and facilities applications required to construct the infrastructure necessary to tie-in the first two gas wells have been submitted.

The recently discovered East Ladyfern reserves have not been included in the Corporation’s year-end reserves or in the year-end Net Asset Value calculation. Canadian Superior holds a 75% operated working interest in the first two wells and El Paso has farmed-in and participated to earn 25%.

Venus (100% Working Interest & Farm-in, Operated)

During 2002, several exploration wells were drilled and completed.  Initial production of up to 10 mmcf/d was tested from one well and subsequently this well was placed on production at an average rate of 2.0 mmcf/d for a period of 4 months.  Subsequent to this, production from the well declined with associated water which has presented challenges from a water disposal standpoint. The Corporation hopes to address the water disposal problem next winter in this winter access only area.  Canadian Superior is evaluating the viability of other wells coming onstream and has negotiated a farm-in to drill another well up-dip on the Slave Point reef trend. Canadian Superior has increased its acreage holdings to 14,784 gross acres of lands in the Venus area of Alberta.

Windfall (100% Working Interest, Operated)

Canadian Superior has increased is holdings to approximately 5,920 acres in the Windfall area south of Edson. During 2002, two additional wells were drilled and placed on production. Production averaged 2.3 mmcf/d and 48 bbls of ngls in December 2002. Facilities and pipeline balancing, coupled with zone completions in these wells are underway to maximize production. Following the interpretation of recently acquired seismic, a three well development program is planned for 2003.  In addition, recent seismic interpretation has indicated a deeper oil bearing objective that may result in an exploration well being drilled in 2003.

Other Alberta Activity Areas

In the Boundary Lake area of northwestern Alberta, Canadian Superior successfully drilled and cased three wells (net 50% Working Interest, operated) with a partner, Husky Oil. Two of these wells were placed onstream in 2002, with an average production rate of 1.25 mmcf/d over a 5 month period. During 2002, Canadian Superior increased its acreage position in this area to a total of 12,480 gross acres (9,504 net acres). Approximately 6,500 acres of Boundary Lake acreage is 100% owned by the Corporation. Additional seismic has been acquired, a deeper oil target has been identified, and additional wells are planned for 2003.

In the Bison Lake area in north central Alberta (100% Working Interest, operated), Canadian Superior expanded its land holdings and continued development of multi-zone shallow targets during 2002 and into the first quarter of 2003. Canadian Superior now has operated land holdings totalling 26,240 acres. Production from the Bison Lake area averaged 1.5 mmcf/d over an 8 month period in 2002. Additional wells may be drilled to examine the Wabamun potential on these lands.

In the Twinning area in central Alberta (50% Working Interest, operated), the Corporation continues to produce from two wells at an average of 425 mcf/d plus 14 bbls of ngls (net) during 2002.

Drumheller Asset Acquisition

On March 20, 2003 Canadian Superior closed the acquisition of assets located in the Drumheller area of central Alberta.  The unadjusted purchase price was approximately $65 million. The effective date for adjustments was October 1, 2002.  Primarily as a result of high commodity prices during the period between the October 1, 2002 effective date and the March 20, 2003 closing date, the net closing price was $53.5 million.

The Drumheller area asset acquisition is a strategic purchase that establishes a year-round access core area with multiple prospects for oil and natural gas. At acquisition, the purchase added approximately 2,600 boe/d of sweet gas and light oil to the Corporation’s production base, approximately 4.2 million boe to the Corporation’s proved reserves and approximately 5.5 million boe to the Corporation’s established reserves.  In addition the purchase includes 170,000 gross acres  (106,693 net acres) of land, access to extensive seismic data, and key infrastructure interests (three gas plants, three oil batteries, 20 production facilities and 130 kilometres of company-operated pipelines).

British Columbia

In northeast British Columbia, Canadian Superior has land holdings that cover 13,938 gross acres (10,745 net acres).

Parkland (100% Working Interest, operated)

In Parkland, south of Ft. St John, the Corporation holds 5,120 acres of 100% owned lands. A successfully drilled well is expected to be completed and production tested in 2003.  Further development drilling is planned for this area.

Umbach  (62.5% Working Interest, operated)

At Umbach, north of Fort St. John, Canadian Superior operates one well that averaged in excess of 250  mcf/d of natural gas and 6.5 bbls/d of ngls over an 8 month period. The Corporation has land holdings totalling 5,557 gross acres (3,994 net acres) and has acquired a large database of seismic in this area.  Further land acquisitions and possible drilling are expected in this exploration area in 2003.

Altares  (50% Working Interest, operated)

The Corporation holds a 50% working interest in Altares, a land holding located west of Fort St. John, British Columbia. Canadian Superior has acquired 3,200 gross acres (1,600 net acres) on this foothills over-thrust prospect. A well is planned for drilling in late 2003 targeting the Mississippian formation on this prospect.

Saskatchewan

In Saskatchewan, Canadian Superior holds interests in 7,137 net acres.  Bronson Lake, Frenchman Butte and Makwa are Canadian Superior’s producing properties. Natural gas production from these Saskatchewan properties averaged 675 mcf/d in 2002. Drilling opportunities on new lands acquired during 2003 will be pursued.

Oil and Gas Operations, Excluding the El Paso Properties

The following information pertains to the oil and gas operations of the Corporation, but excludes information pertaining to the El Paso Properties.  See “General Development of the Business — Significant Acquisitions”.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working or a royalty interest as at December 31, 2002 which were producing or which the Corporation considered to be capable of production.

Location	Producing				Shut-In(1)
	Oil		Gas		Oil		Gas
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	2	0.4	22	19.4	1	0.8	15	12.1
Saskatchewan	—	—	4	4.0	1	1	2	2.0
British Columbia	—	—	1	0.6	—	—	2	1.6
TOTAL	2	0.4	27	24.0	2	1.8	19	15.7

Notes:

(1)                                  “Shut-in” wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2)                                  “Gross” wells are defined as the total number of wells in which the Corporation has an interest.

(3)                                  “Net” wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation’s percentage working or participating interest therein.

Undeveloped Lands

The following table sets out the Corporation’s undeveloped land holdings as at December 31, 2002.

Location	Gross Acres(1)	Net Acres(2)	Average Working Interest
Alberta	82,304	72,250	87.8%
Saskatchewan	4,032	4,032	100.0%
British Columbia	11,909	9,236	77.6%
Nova Scotia Offshore(3)	933,800	877,768	94.0%
Total	1,032,045	963,286	93.3%

Notes:

(1)                                  “Gross” refers to the total acres in which the Corporation has or may earn an interest.

(2)                                  “Net” refers to the total acres in which the Corporation has an interest or may earn an interest, multiplied by the percentage working interest therein owned or to be owned by the Corporation.

Drilling Activity

The following table sets forth the gross and net wells in which the Corporation participated during the periods indicated.

	Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000
Wells	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Producing Oil	—	—	—	—	—	—
Producing Gas	13.0	12.5	15.0	13.4	3.0	2.1
Dry Holes	4.0	4.0	3.0	2.7	—	—
TOTAL	17.0	16.5	18.0	16.1	3.0	2.1

Notes:

(1)                                  “Gross” wells means the number of wells in which the Corporation has an interest.

(2)                                  “Net” wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation’s percentage working interest therein.

Production History

The following table sets forth the Corporation’s average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each of the last eight quarters and the years then ended.  Also shown are average annual netbacks received by product category.

	2002					2001
	Quarter Ended					Quarter Ended
	Dec. 31	Sept. 30	June 30	March 31	2002 Total	Dec. 31	Sept. 30	June 30	March 31	2001 Total
Average Daily Production Volumes
Oil and NGLs (bopd)	42	84	54	53	59	26	15	17	16	19
Natural Gas (mcf/d)	4,375	6,555	5,219	2,716	4,725	2,802	2,569	2,557	2,029	2,492
Total boe/d (6:1)	771	1,177	924	506	846	493	443	443	354	434

Per Unit Amounts
Realized price
Oil & NGLs/bbl	41.75	40.61	35.16	23.38	35.69	25.39	34.29	42.05	48.55	36.03
Natural gas/mcf	5.51	3.49	3.65	3.72	4.04	3.30	3.09	5.96	9.78	5.23

Royalty/Government Share ($)
Oil & NGLs/bbl	15.03	9.97	6.92	4.18	8.89	2.18	6.65	6.88	10.54	5.97
Natural gas/mcf	0.94	0.94	0.72	1.07	0.90	0.38	0.83	1.33	2.04	1.07

	2002					2001
	Quarter Ended					Quarter Ended
	Dec. 31	Sept. 30	June 30	March 31	2002 Total	Dec. 31	Sept. 30	June 30	March 31	2001 Total

Operating Costs ($)
Oil & NGLs/bbl	10.00	8.19	6.65	8.50	8.23	11.69	6.25	10.35	10.49	9.12
Natural gas/mcf	1.67	1.37	1.11	1.42	1.37	1.17	0.62	1.04	1.05	0.97

Netbacks ($)
Oil & NGLs/bbl	16.72	22.45	21.59	10.70	18.57	11.52	21.39	24.82	27.52	20.35
Natural gas/mcf	2.90	1.18	1.82	1.23	1.77	1.75	1.64	3.59	6.69	3.18

Capital Expenditures

The following table summarizes capital expenditures made by the Corporation on acquisitions, exploration and development drilling and production facilities and other equipment for the periods indicated.

	2002					2001
	Quarter Ended					Quarter Ended
	Dec 31	Sept. 30	June 30	March 31	2002 Total	Dec. 31	Sept. 30	June 30	March 31	2001 Total

Acquisitions (dispositions)	$1,264	1,105	1,870	723	4,962	1,831	2,427	1,981	493	6,732
Exploration and Development
including drilling and facilities	$5,174	15,979	6,041	19,331	46,525	9,322	3,732	4,381	3,493	20,928
Other	1,795	1,355	472	(84)	3,538	—	—	—	—	—
	$8,233	18,439	8,383	19,970	55,025	11,153	6,159	6,362	3,986	27,660

Oil and Gas Reserves

Chapman Petroleum Engineering Ltd. (“Chapman”) an independent petroleum engineering firm in Calgary, Alberta, prepared a report dated March 18, 2003 which evaluated as at January 1, 2003 the reserves of Canadian Superior and the estimated cumulative cash flows from such reserves on a before tax basis utilizing both escalated and constant prices and cost basis (the “Chapman Report”).  These reserves do not include the El Pas Properties.

The reserve evaluation of Canadian Superior’s properties and the estimated cumulative cash flow to be derived there from on an escalated and constant pricing and cost basis are summarized in the following table.  The Chapman Report presents the estimated cumulative cash flow of Canadian Superior’s properties prior to provision for indirect cost on a “before tax” (“BIT”) basis.  It should not be assumed that the discounted cumulative cash flows presented below are representative of the fair market value of the reserves.  The reserve volumes and the present worth values of probable reserves have been reduced by 50% by Chapman to reflect the risk associated with recovery of these reserves.

Assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes to the following tables.

Canadian Superior’s Reserves and Cumulative Cash Flow
Values Based on Escalated Prices and Cost Assumptions
Summary of Reserves and Economics
January 1, 2003
(including ARTC)

	Net to Appraised Interest
	Reserves						Cumulative Cash Flow (BIT) — M$
	Oil MSTB		Sales Gas MMscf		NGL MBbls			Discounted at:
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	10%/year	15%/year	20%/year

Proven

• Producing	8	8	6,199	4,776	82	55	19,582	15,764	14,414	13,304
• Non-Producing (Developed)	0	0	2,844	1,917	49	33	7,932	5,328	4,572	4,007

Total Proven	8	8	9,043	6,693	131	88	27,514	21,092	18,986	17,311

Probable	2,234	1,845	15,747	11,751	313	225	60,633	28,284	21,674	17,368

Total Proven Plus Probable	2,242	1,853	24,790	18,444	444	313	88,147	49,376	40,660	34,679

Less 50% Probable	1,117	923	7,874	5,876	156	112	30,316	14,142	10,837	8,684

Proven Plus 50% Probable	1,125	931	16,915	12,567	287	200	57,831	35,234	29,823	25,995

Canadian Superior’s Reserves and Cumulative Cash Flow
Values Based on Unescalated Prices and Cost Assumptions
Summary of Reserves and Economics
January 1, 2003
(including ARTC)

	Net to Appraised Interest
	Reserves						Cumulative Cash Flow (BIT) — M$
	Oil MSTB		Sales Gas MMscf		NGL MBbls			Discounted at:
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	10%/year	15%/year	20%/year

Proven

• Producing	8	8	6,208	4,781	82	54	25,759	20,420	18,550	17,023
• Non-Producing (Developed)	0	0	2,844	1,915	48	33	10,527	6,948	5,924	5,162

Total Proven	8	8	9,052	6,696	131	87	36,286	27,368	24,474	22,185

Probable	2,234	1,845	15,746	11,530	314	214	95,523	47,335	38,879	29,885

Total Proven Plus Probable	2,242	1,853	24,799	18,226	444	301	131,809	74,703	61,353	52,070

Less 50% Probable	1,117	923	7,873	5,765	157	107	47,761	23,668	18,440	14,943

Proven Plus 50% Probable	1,125	931	16,924	12,460	288	194	84,048	51,036	42,914	37,127

Notes:

(1)                                  “Reserve Definitions” as follows are considered to be materially equivalent to the definitions contained in National Policy 2-B (proven and probable reserves), and in the SEC Regulation 20-F, Rule 4-10 (proven reserves) with regard to the intent, interpretation and application in establishing the classification of reserves in this report.  These reserve classification procedures also follow the recommendations and guidelines published by the Petroleum Society of CIM (Canada), the Society of Petroleum Evaluation Engineers (USA & Canada) and the World Petroleum Congress.

(a)                                  “Proven Producing Reserves” are those reserves which are estimated to be recoverable under the existing depletion mechanism and under current economic and operating conditions, which have been established by existing production.

(b)                                 “Proven Non-Producing (Developed) Reserves” are those reserves which are estimated to be recoverable under the most likely depletion mechanism, and under current economic and operating conditions; which have been established by adequate tests and other information on zones behind pipe in existing wells; but which are not currently producing due to lack of facilities and/or markets, or for mechanical reasons.

(c)                                  “Proven Non-Producing (Undeveloped) Reserves” are those reserves which are estimated to be recoverable under the most likely depletion mechanism and have been identified by geological and or geophysical control on lands that are undrilled which are directly offset by wells having indicated commercial production in the objective formation and it is reasonably certain the location will be developed; or from wells that have been drilled and tested but require a relatively large capital expenditures to place the reserves on production.

(d)                                 “Probable Reserves” are the potential recoverable reserves estimated for undeveloped tracts or zones behind pipe or incremental reserves from producing zones where the potential has been reasonably confirmed by geological and/or geophysical control and engineering data but where available data has been insufficient to establish proof that these reserves would be economically recoverable under current technology and existing market conditions.

(2)                                  “Crude Oil” (Oil) means a mixture consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

(3)                                  “Natural Gas” (Gas) means the lighter hydrocarbons and associated non-hydrocarbons substances occurring naturally in and underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids.  The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as domestic commercial or industrial fuel.

(4)                                  “Natural Gas Liquids” (NGL) means those hydrocarbon components recovered from raw natural gas as a liquid by processing through extraction plants or recovered from field separators, scrubbers, or other gathering facilities.  These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus a combination thereof.

(5)                                  “Gross Reserves” are the total of the Corporation’s working and/or royalty interest share before deduction of royalties owned by others.

(6)                                  “Net Reserves” are the total of the Corporation’s working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

(7)                                  The escalating price report of Chapman contained in the Chapman Report includes certain assumptions regarding future increases in the prices of oil, natural gas and natural gas liquids as follows:

CRUDE OIL PRICE FORECASTS

EFFECTIVE JANURY 1, 2003

		Alberta	Alberta	Sask.	Sask.	B.C.	ART Credits (g)
	WTI (a)	Par Price (b)	Heavy (c)	Light (d)	Heavy (e)	Light (f)	Rate	Max
Date	$US/STB	$CDN/STB	$CDN/STB	$CDN/STB	$CDN/STB	$CDN/STB	%	M$
HISTORICAL PRICES
1994	17.16	22.27	18.19	20.76	19.16	21.12	n/a	n/a
1995	18.41	25.11	19.76	22.77	20.57	23.85	n/a	n/a
1996	21.98	29.39	25.09	28.41	26.07	27.99	n/a	n/a

1997	20.59	27.90	21.15	26.52	23.73	26.32	n/a	n/a
1998	14.46	20.39	14.68	19.31	17.01	19.38	n/a	n/a
1999	19.21	27.88	23.71	27.23	25.65	27.42	n/a	n/a
2000	30.39	44.90	34.51	43.37	40.12	n/a	n/a	n/a
2001	25.98	39.66	25.41	35.57	31.84	n/a	n/a	n/a
2002(e)	26.00	40.52	31.87	37.67	34.57	n/a	n/a	n/a

CURRENT YEAR FORECAST
2003	25.00	38.06	30.45	35.40	31.86	37.11	25.00	500
FUTURE FORECAST
2004	24.00	36.52	29.22	33.97	30.57	35.61	25.00	500
2005	23.00	34.98	27.99	32.54	29.28	34.11	25.00	500
2006	23.00	34.98	27.99	32.54	29.28	34.11	25.00	500
2007	23.35	35.51	28.41	33.02	29.72	34.62	25.00	500
2008	23.70	36.04	28.83	33.52	30.17	35.14	25.00	500
2009	24.05	36.58	29.27	34.02	30.62	35.67	25.00	500
2010	24.41	37.13	29.71	34.53	31.08	36.20	25.00	500
2011	24.78	37.69	30.15	35.05	31.55	36.75	25.00	500
2012	25.15	38.25	30.60	35.58	32.02	37.30	25.00	500
2013	25.53	38.83	31.06	36.11	32.50	37.86	25.00	500
2014	25.91	39.41	31.53	36.65	32.99	38.42	25.00	500
2015	26.30	40.00	32.00	37.20	33.48	39.00	25.00	500
2016	26.69	40.60	32.48	37.76	33.98	39.59	25.00	500
2017	27.09	41.21	32.97	38.33	34.49	40.18	25.00	500
2018	27.50	41.83	33.46	38.90	35.01	40.78	25.00	500
Constant thereafter

Notes:

(a)                                  West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.

(b)                                 Equivalent price for Light Sweet Crude (D2/S2) landed in Edmonton, Alberta after exchange of 0.650 $US/$CDN and transportation charges of $0.50 CDN/STB.

(c)                                  Bow River at Hardisty, Alberta.  (905 kg/m³, 21.0 g sulphur).

(d)                                 Light Sweet Blend at Cromer, Saskatchewan.  (850 kg/m³, 12.0 g sulphur).

(e)                                  Midale at Cromer, Saskatchewan.  (880 kg/m³, 20.0 g sulphur).

(f)                                    B.C. Light at Taylor, British Columbia.  (825 kg/m³, 5.0 g sulphur).

(g)                                 ARTC rate ranges from 75% maximum to 25% minimum; Crown royalty shelter, $2,000,000.

NATURAL GAS & BY-PRODUCTS PRICE FORECASTS
EFFECTIVE JANUARY 1, 2003

			AECO Spot	Sask	B.C.			Pentanes	NGL
	GRP (a)		Gas (NIT)	Gas (b)	Gas (c)	Propane (d)	Butane (d)	Plus (d)	Mix (e)	Sulphur
Date	$/MMBTU	$/GJ	$/MMBTU	$/MMBTU	$/MMBTU	$/BBL	$/BBL	$/BBL	$/BBL	$/LT
HISTORICAL PRICES
1994	1.82	1.73	1.78	1.88	1.81	12.72	13.44	21.67	15.62	16.57
1995	1.31	1.24	1.08	1.35	1.29	14.38	13.97	24.11	17.18	30.07
1996	1.63	1.55	1.33	1.52	1.50	22.95	17.19	30.05	23.35	14.44
1997	1.97	1.87	1.67	1.84	1.80	17.73	19.07	30.90	22.08	11.50
1998	1.94	1.84	1.94	2.05	1.94	11.13	12.06	21.86	14.63	6.51

1999	2.48	2.35	2.82	2.83	2.51	15.93	18.01	27.73	20.09	6.93
2000	4.50	4.27	5.56	4.85	4.00	31.38	35.01	46.35	36.96	15.00
2001	5.78	5.48	5.44	5.48	6.12	31.27	30.27	44.98	35.08	6.20
2002(e)	3.89	3.69	4.04	4.07	3.85	19.14	25.11	40.72	27.41	2.02

CURRENT YEAR FORECAST
2003	5.00	4.74	5.40	5.15	5.00	19.03	22.84	38.44	26.00	10.00
FUTURE FORECAST
2004	4.75	4.50	5.00	4.85	4.75	18.26	21.91	36.89	24.95	10.00
2005	4.50	4.27	4.70	4.60	4.50	17.49	20.99	35.33	23.89	10.00
2006	4.50	4.27	4.70	4.60	4.50	17.49	20.99	35.33	23.89	10.00
2007	4.50	4.27	4.70	4.60	4.50	17.75	21.31	35.86	24.25	10.00
2008	4.57	4.33	4.77	4.67	4.57	18.02	21.63	36.40	24.62	10.00
2009	4.64	4.39	4.84	4.74	4.64	18.29	21.95	36.95	24.99	10.00
2010	4.71	4.46	4.91	4.81	4.71	18.57	22.28	37.50	25.36	10.00
2011	4.78	4.53	4.99	4.88	4.78	18.84	22.61	38.07	25.74	10.00
2012	4.85	4.60	5.06	4.96	4.85	19.13	22.95	38.64	26.13	10.00
2013	4.92	4.66	5.14	5.03	4.92	19.41	23.30	39.22	26.52	10.00
2014	4.99	4.73	5.22	5.11	4.99	19.70	23.65	39.80	26.92	10.00
2015	5.07	4.80	5.29	5.18	5.07	20.00	24.00	40.40	27.32	10.00
2016	5.15	4.88	5.37	5.26	5.15	20.30	24.36	41.01	27.73	10.00
2017	5.22	4.95	5.45	5.34	5.22	20.61	24.73	41.62	28.15	10.00
2018	5.30	5.02	5.54	5.42	5.30	20.91	25.10	42.25	28.57	10.00
Constant thereafter

Notes:

(a)                                  Gas Reference Price (GRP) represents the average of all system and direct (spot and firm) sales.

(b)                                 Price paid at field delivery point.

(c)                                  Price paid by CanWest Gas Supply Inc. net of raw gas gathering and processing charges but before deduction of field gathering and compression charges

(d)                                 Reference point is FOB Edmonton for fractionated product.

(e)                                  Natural Gas Liquids blended mix price assuming typical liquid composition of 40% propane, 30% butane and 30% pentanes plus.

(8)                                  Net production revenue is income derived from the sale of net reserves, less all capital costs, production taxes, royalties and operating costs and before provision for income taxes and administrative overhead costs.

(9)                                  “Alberta Royalty Tax Credits” (“ARTC”)  The forecast Alberta Royalty Tax Credit (ARTC) rate and maximum reimbursement has been prepared based on the Government of Alberta Information Letter 95-9, dated February 15, 1995, effective January 1, 1995.  The ARTC is based on a formula keyed to the average “Par Price” for Alberta crude, and the Alberta “Gas Reference Price”.  The ARTC rate refers to the percentage of royalty payments to be reimbursed.  This rate is also utilized in determining the maximum annual reimbursement to be made to each company as a percentage of reference maximum.

As specified in Information Letter 95-9, the reference maximum, which applies to a total corporation or group of associated corporations has been changed from $2,500,000 to $2,000,000 per year and the maximum percentage changed from 85% to 75%.  Under the “Par Price” forecast utilized in this report the calculated rate and maximum annual reimbursement is less than the maximum stated in the policy.

In accordance with the policy the Provincial Government announced in 1998 that it was considering changes to the ARTC to be introduced, at the earliest, at January 1, 2001.  The Government staff has recently indicated to Chapman that a number of changes were proposed but only two passed first reading.  These proposed changes have been revoked and the policy will be continued as before still with a three-year rolling term.  It is evident that the Provincial Government is in favor of continuing the incentive for small explorers.  Given that there was an opportunity to make changes and no changes were made, it is Chapman’s position that the existing policy will be maintained, indefinitely.

Production which is acquired from an operator who fully utilizes its ARTC does not qualify for ARTC for the purchaser.

These values include the full effect of the ARTC credit, where applicable, since the Corporation’s full rebate does not exceed the maximum allowed, and the most recent royalty and incentive policies of the applicable provincial, state and local governments in Canada and the USA, details of which are given in the scope of this report.

(10)                            Capital expenditures and operating costs are escalated at 1.5% per year until 2018 then held constant.

(11)                            For the Unescalated Case we have utilized the December 31, 2002 posted prices for oil and gas and have held them constant throughout.

The posted prices are:

Oil:          WTI — US $31.23/STB (Edmonton Par — CDN $48.93/STB)
Gas:        NYMEX — US $4.60/Mscf (CDN $5.86/Mscf, AECO Spot @ Plant Gate).

Adjustments for crude quality, gas heating value and NGL trucking and fractionation have still been applied throughout to the average prices to reflect actual prices being received.

(12)                            The $U.S./$Can. exchange rate is assumed to be $0.650 throughout the period of the Chapman Report.

Oil and Gas Operations, El Paso Properties

The following information pertains solely to the El Paso Properties.  See “General Development of the Business — Significant Acquisitions” and “Narrative Description of the Business — Principal Oil and Gas Properties — Drumheller Asset Acquisition”.

El Paso Oil and Gas Wells

The following table sets forth the number and status of wells acquired as part of the El Paso properties in which the Corporation had a working or a royalty interest as at December 31, 2002 which were producing or which the Corporation considered to be capable of production.

Location	Producing				Shut-In(1)
	Oil		Gas		Oil		Gas
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	66.0	44.4	134.0	63.8	33.0	21.0	28.0	12.5

Notes:

(1)                                  “Shut-in” wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2)                                  “Gross” wells are defined as the total number of wells in which the Corporation has an interest.

(3)                                  “Net” wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation’s percentage working or participating interest therein.

El Paso Undeveloped Lands

The following table sets out the Corporation’s undeveloped land holdings acquired as part of the El Paso properties as at December 31, 2002.

	Gross Acres(1)	Net Acres(2)	Average Working Interest
Alberta	80,000	64,000	80%

Notes:

(1)                                  “Gross” refers to the total acres in which the Corporation has or may earn an interest.

(2)                                  “Net” refers to the total acres in which the Corporation has an interest or may earn an interest, multiplied by the percentage working interest therein owned or to be owned by the Corporation.

The value of the 64,000 net acres (80,000 gross) of undeveloped land holdings is estimated by the Corporation to be $5 million.

El Paso Production History

The following table sets forth the Corporation’s average daily production volume of the El Paso properties before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each of the last eight quarters and the years then ended.  Also shown are average annual netbacks received by product category.

	2002					2001
	Quarter Ended					Quarter Ended
	Dec. 31	Sept. 30	June 30	March 31	2002 Total	Dec. 31	Sept. 30	June 30	March 31	2001 Total
Average Daily Production Volumes
Oil and NGLs (bopd)	753	810	853	935	837	951	1,071	1,002	653	921
Natural Gas (mcf/d)	11,220	8,956	8,778	8,821	9449	10,018	12,147	12,833	10,064	11,266
Total Boe/d (6:1)	2,623	2,303	2,316	2,405	2441	2,619	3,096	3,141	2,330	2,799

Per Unit Amounts
Realized price
Oil & NGLs/bbl	37.25	38.07	34.93	27.79	34.26	22.56	33.19	34.79	35.43	31.24
Natural gas/mcf	5.68	3.31	4.19	3.49	4.27	3.36	3.29	6.38	9.60	5.57

Royalty/Government Share ($)
Oil & NGLs/bbl	7.71	6.23	5.74	4.67	6.01	4.52	6.02	6.95	6.41	5.95
Natural gas/mcf	1.32	0.83	0.96	0.73	0.98	0.73	0.94	1.66	2.48	1.44

Operating Costs ($)
Oil & NGLs/bbl	4.95	5.10	6.16	5.26	5.35	4.62	4.73	3.02	4.48	4.17
Natural gas/mcf	0.83	0.85	1.03	0.88	0.89	0.77	0.79	0.50	0.75	0.70

Netbacks ($)
Oil & NGLs/bbl	24.59	26.74	23.03	17.86	22.90	13.42	22.24	24.82	24.54	21.12
Natural gas/mcf	3.53	1.63	2.20	1.88	2.40	1.86	1.56	4.22	6.37	3.43

El Paso Oil and Gas Reserves

Gilbert Laustsen Jung Associates Ltd. (“GLJ”), an independent petroleum engineering firm in Calgary, Alberta, prepared a report dated January 20, 2003 which evaluated as at October 1, 2002 the reserves of the El Paso properties and the estimated cumulative cash flows from such reserves on a before tax basis utilizing both escalated and constant prices and cost basis (the “GLJ Report”).

The reserve evaluation of the El Paso properties and the estimated cumulative cash flow to be derived therefrom on an escalated and constant pricing and cost basis are summarized in the following table. The GLJ Report presents the estimated cumulative cash flow of the El Paso properties prior to provision for indirect cost on a “before tax” (“BIT”) basis.  It should not be assumed that the discounted cumulative cash flows presented below are representative of the fair market value of the reserves. The reserve volumes and the present worth values of probable reserves have been reduced by 50% by GLJ to reflect the risk associated with recovery of these reserves.

Assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes to the following tables.

El Paso Properties’ Reserves and Cumulative Cash Flow
Values Based on Escalated Prices and Cost Assumptions
Summary of Reserves and Economics
October 1, 2002

	Net to Appraised Interest
	Reserves						Cumulative Cash Flow (BIT) — M$
	Oil MSTB		Sales Gas MMcf		NGL MBbls			Discounted at:
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	10%/year	15%/year	20%/year

Proven

• Producing	1083	975	15576	12160	192	131	59657	44701	40257	36839

• Non-Producing	75	69	1334	1054	21	14	4529	2993	2525	2168

Total Proven	1157	1043	16910	13214	212	144	64186	47694	42782	39006

Probable	1939	1668	4275	3367	62	42	32681	12170	8215	5750

Total Proven Plus Probable	3096	2711	21185	16581	274	186	96867	59864	50997	44756

Less 50% Probable	969	834	2138	1683	31	27	16340	6085	4108	2875

Proven Plus 50% Probable	2127	1877	19047	14898	243	165	80527	53779	46889	41881

El Paso Properties’ Reserves and Cumulative Cash Flow
Values Based on Unescalated Prices and Cost Assumptions
Summary of Reserves and Economics
October 1, 2002

	Net to Appraised Interest
	Reserves						Cumulative Cash Flow (BIT) — M$
	Oil MSTB		Sales Gas MMcf		NGL MBbls			Discounted at:
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	10%/year	15%/year	20%/year

Proven

• Producing	1134	1020	15814	12353	196	133	72976	52463	46580	42125

• Non-Producing	82	76	1349	1064	21	14	5843	3724	3111	2653

Total Proven	1216	1096	17163	13417	217	147	78819	56187	49691	44778

Probable	2007	1711	4322	3418	62	42	44269	15908	10825	7699

Total Proven Plus Probable	3223	2807	21485	16835	279	189	123088	72095	60516	52477

Less 50% Probable	1003	855	2161	1709	31	21	22135	7954	5413	3849

Proven Plus 50% Probable	2220	1952	19324	15126	248	168	100953	64141	55103	48628

Notes:

(1)                                  “Reserve Definitions” as evaluated by Gilbert Laustsen Jung Associates Ltd. (GLJ) are in accordance with the following definitions, which meet guidelines set out by Canadian securities regulatory authorities (National Policy 2 B):

Proved Reserves:  Those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Probable Reserves:  Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Producing Reserves:  Those reserves that are actually on production or, if not producing, that could be recovered from existing wells and facilities and where the reasons for the current nonproducing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is a well or zone which is capable but is shut-in because its deliverability is not required to meet contract commitments. If reserves are currently shut-in, the date of resumption of production must be known with reasonable certainty.

Nonproducing Reserves:  Those reserves that are not currently producing either due to lack of facilities and/or markets.

(2)                                  “Crude Oil” (Oil) means a mixture consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

(3)                                  “Natural Gas” (Gas) means the lighter hydrocarbons and associated non hydrocarbons substances occurring naturally in and underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids.  The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non hydrocarbon compounds present in the raw natural gas and which meets specifications for use as domestic commercial or industrial fuel.

(4)                                  “Natural Gas Liquids” (NGL) means those hydrocarbon components recovered from raw natural gas as a liquid by processing through extraction plants or recovered from field separators, scrubbers, or other gathering facilities.  These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus a combination thereof.

(5)                                  “Gross Reserves” are the total of the Corporation’s working and/or royalty interest share before deduction of royalties owned by others.

(6)                                  “Net Reserves” are the total of the Corporation’s working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

(7)                                  The escalating price report of GLJ contained in the GLJ Report includes certain assumptions regarding future increases in the prices of oil, natural gas and natural gas liquids as follows:

PRICE FORECASTS
EFFECTIVE JANUARY 1, 2003

		Alberta	Alberta			Natural Gas & By-Products Price Forecasts
Date	WTI(a) Crude Oil At Cushing Oklahoma US$/Bbl	Light Sweet Oil (40 API, 0.3%S) at Edmonton CDN$/Bbl	Bow River Crude Oil Stream Quality at Hardisty CDN$/Bbl	Alberta Reference Price CDN$/MMBTU	AECO-C Spot Gas (b) CDN$/MMBTU	Propane (d) CDN$/Bbl	Butane(d) CDN$/Bbl	Pentanes Plus (d) CDN$/Bbl

HISTORICAL PRICES
1993	18.46	21.94	16.73	1.71	2.26	14.10	13.64	21.17
1994	17.18	22.22	18.47	1.81	1.98	12.53	13.45	21.69
1995	18.39	24.23	20.80	1.31	1.15	13.90	13.79	24.11
1996	21.99	29.39	25.13	1.63	1.39	22.31	17.15	30.06
1997	20.61	27.85	21.17	1.96	1.84	18.62	18.73	30.91
1998	14.42	20.36	14.64	1.94	2.03	11.15	12.44	21.83
1999	19.29	27.69	23.84	2.48	2.92	15.89	18.70	27.71
2000	30.22	44.56	35.25	4.50	5.08	32.18	35.60	46.31
2001	25.97	39.40	27.70	5.41	6.21	31.85	31.17	42.48

CURRENT YEAR FORECAST
2002 Q4	25.50	38.50	29.50	5.35	5.65	24.75	27.25	39.50

FUTURE FORECAST
2003	25.50	38.50	29.50	5.35	5.65	24.75	27.25	39.50
2004	22.00	32.50	25.50	4.75	5.00	19.75	21.50	33.00
2005	21.00	30.50	24.50	4.50	4.70	19.50	20.50	31.00
2006	21.00	30.50	25.00	4.65	4.85	19.50	20.50	31.00
2007	21.25	30.50	25.00	4.65	4.85	19.50	20.50	31.00
2008	21.75	31.00	25.50	4.65	4.85	19.75	21.00	31.50
2009	22.00	31.50	26.00	4.65	4.85	20.25	21.50	32.00
2010	22.25	32.00	26.50	4.70	4.90	20.50	22.00	32.50
2011	22.50	32.50	27.00	4.75	4.95	20.75	22.50	33.00
2012	23.00	33.00	27.50	4.85	5.05	21.00	23.00	33.50
2013	23.25	33.50	28.00	4.90	5.10	21.50	23.50	34.00
2014+	+1.5%/yr	+1.5%/yr	+1.5%/yr		+1.5%/yr	Escalate at 1.5% per year

Notes:

(a)                                  West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.

(b)                                 Equivalent price for Light Sweet Crude (D2/S2) landed in Edmonton after transportation and exchange rate adjustments.

(c)                                  Bow River at Hardisty, Alberta.  (905 kg/m³, 21.0 g sulphur).

(d)                                 Capital expenditures and operating costs are escalated at 1.5% per year.

(e)                                  Alberta Reference Price (ARP) represents the average of all system and direct (spot and firm) sales.

(f)                                    Price paid at field delivery point.

(g)                                 Reference point is FOB Edmonton for fractionated product.

(8)                                  Net production revenue is income derived from the sale of net reserves, less all capital costs, production taxes, royalties and operating costs and before provision for income taxes and administrative overhead costs.

(9)                                  “Alberta Royalty Tax Credits” (“ARTC”) are not applicable for these properties.

(10)                            Capital expenditures and operating costs are escalated at 1.5% per year.

(11)                            Product prices used in constant price evaluation were the first year natural gas, oil and NGL prices in the GLJ Report reflecting the estimated average prices expected from January 1, 2003 to December 31, 2003. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report.

(12)                            The $U.S./$Can. exchange rate is assumed to be $0.65 in 2002 and 2003, $0.66 in 2004, $0.67 in 2005 and 2006, and $0.68 thereafter.

(13)                            In the escalated price case, capital expenditures of $380,000 and $661,000 in 2002 and 2003, respectively, and $52,000 after 2008 were scheduled in the total proved case. In the proved plus probable case, capital expenditures of $380,000 and $3,019,000 in 2002 and 2003, respectively, $1,419,000 in 2004 and $53,000 after 2009 were scheduled.

Reconciliation of Reserves

The following table summarizes changes in the Corporation’s gross reserves (net to appraised interest) of crude oil, natural gas liquids and natural gas from January 1, 2002 to January 1, 2003 and gives effect to the Dramheller asset acquisition which closed March 21, 2003.  See escalated prices tables under “Narrative Description of the Business — Oil and Gas Operations, Excluding the El Paso Properties - Oil and Gas Reserves” and “Narrative Description of the Business — Oil and Gas Operations, El Paso Properties - Oil and Gas Reserves”.  Note that this information is based on the reserves of the El Paso properties as at October 1, 2002, however the Corporation believes there has been no material adverse change to the El Paso reserves information from October 1, 2002 to January 1, 2003.

	Oil and NGLs (MBbls)			Natural Gas (MMcf)
	Proven	50% of Probables	Total	Proven	50% of Probables	Total

January 1, 2002	350	1,285	1,635	28,586	12,867	41,453
	—	—	—	—	—	—
Production (Sales)	(15)	—	(15)	(1,374)	—	(1,374)
Acquisitions & Dispositions(1)	1,369	1,000	2,369	16,910	2,138	19,048
Discoveries & Extensions	28	130	158	2,730	5,053	7,783
Revisions	(224)	(141)	(365)	(20,899)	(10,046)	(30,945)

January 1, 2003	1,508	2,274	3,782	25,953	10,012	35,965

Notes:

(1)                                  The acquisition of the Drumheller area El Paso assets, which closed March 21, 2003, is the sole acquisition and disposition reflected herein.

Future Commitments

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

Subsequent to December 31, 2002, and in conjunction with the Drumheller acquisition, the Corporation entered into the following contracts:

Contract	Volume	Price	Term
Natural Gas
Fixed Price	3,000 gj/d	$6.46/gj (Aeco)	April 1 — December 31, 2003
Put Option	2,000 gj/d	$6.50/gj (Aeco) strike cost $0.43/gj	April 1 — December 31, 2003
Crude Oil
Fixed Price	275 bbl/d	$35.75 CAD/bbl WTI	June 1, 2003 — May 31, 2004

In regard to its Nova Scotia offshore exploration licences, the Corporation and, where applicable, its partner have a work commitment to expend the amount of its bid on each parcel over an initial period of five years.  The Marquis Project licences were acquired for Work Commitment Bids aggregating $27.7 million.  The initial term of the Marquis Project licences expires on January 1, 2006.  The Mayflower prospect was acquired for a Work Commitment Bid of $41.25 million.  The Mariner prospect was acquired for a Work Commitment Bid of $15.51 million.  The initial terms of the Mayflower and Mariner licences expire on January 1, 2007.  Provided that certain conditions are met during the initial five year term, the licences may be extended to their full nine year terms.

As a condition of the issuance of the licences, the Corporation has posted as security for the performance of its share of work, letters of guarantee equal to 25% of its share of its expenditure bids.

Upon completion of work, the Corporation may from time to time apply for approval of allowable expenditures incurred and may have a portion of the performance deposit refunded.  The portion refunded will be equal to 25% of the approved expenditures.

At December 31, 2002, after release of funds related to the drilling of the Marquis 235 Well, the Corporation has on deposit funds totalling $12,031,978.

Exploration and Development

During 2002 Canadian Superior continued to expand its inventory of undeveloped lands in western Canada. In addition to increasing its prospect inventory, the Corporation evaluated a number of production acquisition opportunities with a view to increasing its exposure in areas of year round accessibility. The result of this process was the acquisition in early 2003 (effective October 1, 2002) of a producing property in the Drumheller, Alberta area.

This acquisition, in addition to comprising approximately 2,600 boe/d of production and adding approximately 4.2 million boe to the Corporation’s proved reserves, includes 74,326 gross acres of undeveloped lands together with gathering and processing infrastructure covering the properties.

Excluding the Drumheller lands, at the end of 2002, Canadian Superior held 1,019,318 net acres of undeveloped land and exploration licences.  During the year, the Corporation had capital expenditures of $55 million, of which $35.5 million was allocated to exploration and development drilling.

To date, the corporation has identified approximately 40 drilling prospects on the Drumheller lands.  In 2003 the corporation will establish a program to develop and increase production in the Drumheller area which will provide a stable production base and cash flow which, in addition to funding the Drumheller development, will provide a source of funding for exploration and development in more high impact areas.

The following operations strategies build on and augment the successful efforts in 2003:

a)                                      Pursue balanced capital programs focused on development of recently acquired properties which can be developed at relatively low cost and which can utilize existing infrastructure.

b)                                     Pursue high impact exploration plays that offer maximum returns for shareholders;

c)                                      Allocate capital to projects and activities that provide potential for strong rates of return;

d)                                     Leverage the Corporation’s reach in high risk, high impact exploration plays through industry participation;

e)                                      Increase efficiencies and reduce operating costs;

f)                                        Pursue property acquisitions to strengthen existing core areas and establish new core growth areas, and;

g)                                     Utilize expertise developed in conjunction with our offshore activities to evaluate and pursue other international opportunities.

SELECTED FINANCIAL INFORMATION

Current and Annual Information

($ thousands except for share and per share amounts)

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	(Audited)	(Audited)	(Audited)

Gross Production Revenue	$7,741	4,945	4,869

Income (loss) from operations	$(48,485)	(322)	1,599

Income (loss) from operations per share	$(0.89)	(0.01)	0.07

Income (loss) from operations per share — diluted	$(0.85)	(0.01)	0.07

Net Income (loss)	$(28,173)	8,109	1,181

Net income (loss) per common share	$(0.51)	0.20	0.05

Net income (loss) per common share — diluted	$(0.51)	0.19	0.05

Total Assets	$49,956	68,588	31,236

Total assets per common share	$0.77	1.36	0.87

Long term liabilities	$411	116	53

Future income taxes	$5,213	14,824	4,344

Shares outstanding	65,031,673	50,419,108	35,832,834

Dividends

The Corporation does not intend to pay dividends on the Common Shares in the foreseeable future.  The future payment of dividends will be dependent upon the financial requirements of Canadian Superior to fund future growth, the financial condition of the Corporation and other factors the Board of Directors of the Corporation may consider appropriate in the circumstances.

FINANCIAL STATEMENTS

The Corporation’s audited financial statements for the year ended December 31, 2002, which are set out in the Corporation’s 2002 Annual Report, are incorporated herein by reference and form an integral part of this Annual Information Form.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation’s Management Discussion and Analysis relating to the financial statements for the year ended December 31, 2002, which are set out in the Corporation’s 2002 Annual Report, under the heading “Management Discussion and Analysis”, are incorporated herein by reference and form an integral part of this Annual Information Form.

MARKET FOR SECURITIES

The common shares of Canadian Superior are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “SNG”.

DIRECTORS AND OFFICERS

The following sets forth the names and municipalities of residence, offices or positions with the Corporation, principal occupations of the directors and executive officers of the Corporation during the past five years and the number of voting securities held by them, directly or indirectly, beneficially or of record, or over which each exercises control or direction.  The term of the directors’ office expires at the next annual general meeting of the Corporation, when the shareholders will be asked to elect the directors for the following year.  Officers are appointed by the directors until they resign or until their successors are appointed.

Name and Municipality of Residence	Office or Position	Present and Principal Occupation During the Last Five Years	Common Shares Beneficially Owned (%)

Leigh Bilton(4) Calgary, Alberta	Manager, Field Operations and a Director	Manager Field Operations of Canadian Superior form 2001 to present. Vice-President, Operations of Canadian 88 Energy Corporation from prior to 1998 to 2001. Director of the Corporation since 2002.	14,654 (0.01)%

Dale G. Blue(2) Toronto, Ontario	Director	Retired. Prior thereto Chairman, Chief Executive Officer and President, Chase Manhattan Bank of Canada from 1996 to 2001. Director of the Corporation since 2001.	Nil (0)%

Charles Dallas Innisfail, Alberta	Director	Rancher and independent businessman. Director of the Corporation since 2000.	43,444 (0.04)%

Name and Municipality of Residence	Office or Position	Present and Principal Occupation During the Last Five Years	Common Shares Beneficially Owned (%)

Thomas J. Harp(1)(7) Calgary, Alberta	Director	President of Harp Resources Ltd., a private resources company. Chief Executive Officer of Coyote Oilfield Rentals (Alberta) Ltd. Director of the Corporation since 2000.	Nil (0)%

Gregory S. Noval(2)(4) Turner Valley, Alberta	President and Chief Executive Officer, and a Director	President and Chief Executive Officer of Canadian Superior from 1997 to present. President and Chief Executive Officer, Canadian 88 from 1988 to 2000. Director of the Corporation since 1996.	3,899,551 (4.45)%

Robert A. Pilling(4)(5) Calgary, Alberta	Vice President and Corporate Secretary, and a Director	Vice-President and Corporate Secretary from 2000 to present. Vice-President, Administration and Corporate Secretary, Canadian 88 from 1988 to 2000. Director of the Corporation since 1996.	206,948 (0.23)%]

Frederick T. Purich(1) Calgary, Alberta	Director	Independent businessman. Director of the Corporation since 1998.	229,268 (0.26)%

J. Ronald Woods(1) Toronto, Ontario	Director	President of Rowood Capital Corp., a private investment company. Director of the Corporation since 2001.	6,920 (0.01)%

Notes:

(1)                                  Member of the audit committee.

(2)                                  Member of the executive committee.

(3)                                  The compensation committee is constituted of every member of the Board of Directors.

(4)                                  Devotes his full time to the affairs of the Corporation.

(5)                                  Mr. Pilling is a Certified General Accountant.

(6)                                  Mr. Axford is a professional geologist.

(7)                                  Mr. Harp is a professional engineer.

As at April 30, 2003, the number of Common Shares beneficially owned directly or indirectly or controlled by the directors and officers of the Corporation, as a group, was 4,400,785 Common Shares, being 5.02% of the outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

Other than as described below, in the 10 years preceding the date of this Annual Information Form, none of the directors, officers or insiders of the Corporation are or have been a director or officer of any other issuer that, while acting in such capacity, was subject to any corporate cease trade order or bankruptcies.

On October 15, 1997, the Alberta and Ontario securities commissions (the “ASC” and the “OSC”, respectively) issued orders relating to a settlement agreement entered into by Canadian 88, Mr. Noval and two other parties (the “Respondents”) in respect of their involvement in a take-over bid made in early 1997 by Canadian 88 for the common shares of Morrison Petroleums Ltd., a corporation whose common shares were listed on the TSX and the Montreal Exchange.  In spite of the fact that Canadian 88 made in excess of $14 million and donated $1 million to charity, in a joint submission with the ASC and the OSC, the Respondents agreed that their actions and the public statements of Mr. Noval on behalf of Canadian 88 were contrary to the public interest.  Under the terms of the settlement agreement, Canadian 88 was required to make a $200,000 payment to the ASC and was reprimanded by the OSC.  Mr. Noval was prohibited from trading securities and from relying on most exemptions available under the securities legislation of Alberta and Ontario for a period of 12 months.

Penalties or Sanctions

Other than as described in the preceding section, none of the directors, officers or insiders of the Corporation have been subject to any penalties or sanctions under securities legislation.  See “Directors and Officers — Corporate Cease Trade Orders or Bankruptcies”.

Personal Bankruptcies

None of the directors, officers or insiders of the Corporation have in the 10 years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Circumstances may arise where members of the board of directors of Canadian Superior are directors or officers of corporations which are in competition to the interests of Canadian Superior.  No assurances can be given that opportunities identified by such board members will be provided to Canadian Superior.  Pursuant to the Business Corporations Act (Alberta), directors who have an interest in a proposed transaction upon which the board of directors is voting are required to disclose their interests and refrain from voting on the transaction.

ADDITIONAL INFORMATION

The Corporation will provide upon request to the Secretary of the Corporation:

a)                                      when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

i)                                         one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

ii)                                      one copy of the comparative financial statements of the Corporation for the financial year ended December 31, 2002 together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements of the Corporation for its financial year ended December 31, 2002;

iii)                                   one copy of the Corporation’s Management Information Circular dated April 30, 2003 which relates to the Annual General Meeting of Shareholders to be held on June 27, 2003; and

iv)                                  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

b)                                     at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional information is provided in the Corporation’s comparative financial statements for its most recently completed financial year.

Additional copies of this Annual Information Form and the materials listed in this section are available upon request by contacting the Corporate Secretary of the Corporation at 3300, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2 or by phone at (403) 294-1411 or fax at (403) 216-2374.